Exhibit 21.1

Media Arts Group, Inc.

LIST OF SUBSIDIARIES

Name of subsidiary	Jurisdiction of Incorporation	Ownership percentage

Lightpost Publishing, Inc.	USA (California)	100%
Thomas Kinkade Stores, Inc.	USA (California)	100%
Thomas Kinkade Media, Inc.	USA (California)	100%
MAGI Sales, Inc.	USA (California)	100%
Exclaim Technologies, Inc.	USA (California)	100%

Note:  List of subsidiaries is as of December 31, 2001.  On March 26, 2002, Lightpost Publishing, Inc., Thomas Kinkade Media, Inc., MAGI Sales, Inc. and Exclaim Technologies, Inc. were merged with and into Media Arts Group, Inc.